May 21, 2021

VIA EDGAR

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:    RiverSource Life Insurance Company (“Registrant”)

Post-Effective Amendment No.1 on Form S-3

File No. 333-254313

RiverSource® Structured SolutionsSM annuity

Dear Mr. Cowan:

Registrant has filed its Registration Statement on Form S-3 on or about May 21, 2021. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on Aug.16, 2021.

Yours truly,

RiverSource Distributors, Inc.

By:	/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel and Assistant Secretary